

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2018

Pi-Yun Chu
Chief Financial Officer
Omphalos, Corp
Unit 2, 15 Fl.,
No. 83, Nankan Rd. Sec. 1
Luzhu Dist., Taoyuan City
33859, Taiwan

Re: Omphalos, Corp
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 29, 2018
File No. 000-32341

Dear Ms. Chu:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Joan Wu